UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

March 6, 2024

(Date of Report (Date of earliest event reported))

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

332 S. Michigan Ave., Suite 121-F7 Chicago, IL 60604
(Full mailing address of principal executive offices)

331-276-2561
(Issuer’s telephone number, including area code)

Coins and Tokens of the Company
(Title of each class of securities issued pursuant to Regulation A)

In this current report, the term “CERES,” “we,” “us” “our” or “the company” refers to CERES Coin, LLC, a Delaware limited liability company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements

Item 3. Material Modification to the Rights of Securities Holders

On March 6, 2024, with an effective date of February 6, 2024, the Board of Manager of CERES Coin LLC approved its amended Token Rights Agreement to better align with the intended operations of the company going forward as a blockchain administrator of it Coins. The amended Token Rights Agreement is included as Exhibit 3.A to this report.

The amended Token Rights Agreement removes distribution rights associated with the Loan Business, which the company no longer intends to pursue, and provides additional clarity regarding distributions associated with the Blockchain Business.

Pursuant to the amended Token Rights Agreement, up to 300,000,000 Tokens may be issued by CERES.

EXHIBITS

Exhibit Number	Exhibit

3.A	Amended Token Rights Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 7, 2024.

CERES COIN LLC

By:	/s/ Charlie Uchill
Charlie Uchill, Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer